

ANNUAL REPORT

December 31, 2008

Madison Mosaic

Equity Trust

Investors Fund
Balanced Fund
Disciplined Equity Fund
Mid-Cap Fund

equity trust

Madison MOSAIC® FUNDS

www.mosaicfunds.com

Contents

Management's Discussion of Fund Performance

Review of Period

This twelve-month period has already been memorialized as one of the worst calendar years for stocks in history, with the S&P 500 dropping -37.0%, its second worst loss in its history. Unlike some previous market drops, such as the "dot.com" crash of 2000-2002, this decline was broad and relatively indiscriminate, affecting all market sectors and capitalization ranges. For the one-year period, Madison Mosaic Investors Fund lost -33.40%, Mid-Cap was down -36.61%, Disciplined Equity fell -34.20%, and Balanced -19.92%. Yet despite these significant negatives, all the funds in Equity Trust held up better than their benchmark indices and Lipper peer groups. The reasons for each fund's outperformance during the year are in the fund-specific discussions which follow.

Market in Review

Virtually all risk assets were hammered in 2008 in the wake of broad economic problems, while a flight to safety concentrated positive returns among the most secure assets, primarily U.S. government issued Treasury securities. The stock market hit its annual high as trading opened in January, but it was far from clear that 2008 was going to be as bad as it turned out. At first, it appeared the credit problems that were sparked by the subprime loan crisis might be contained. On May 19, the market was nipping at new annual highs in the wake of a bailout plan for investment bank Bear Stearns. However, as the year progressed the problems that began in the subprime mortgage area bloomed into a full fledged credit crisis, with the signature event being the collapse of Lehman Brothers investment bank in September. The credit crisis sent unexpected shock waves into virtually all areas of the global economy, sparking a worldwide economic slowdown and recession. As credit froze, highly leveraged firms began to spiral downward and many financial and industrial firms with household names found themselves on the brink—or over the brink—of insolvency.

Countering the crisis in the financial sector was a series of significant, even historically unprecedented, federal interventions. Beginning in January the Federal Reserve made the first of a series of rate cuts, which by the December cut lowered the target federal funds rate to a range of 0% to 0.25%, the lowest in modern history. In addition to rate cuts, the Federal government injected massive stimulus into the financial system in order to provide a solid base from which to repair balance sheets and normalize credit markets. These federal interventions were headlines throughout the year, including: the bailout of Bear Stearns; what amounted to a federal acquisition of mortgage companies Fannie Mae and Freddie Mac; and the Congressional creation of the $700 billion TARP program. An additional large stimulus package is expected under the new presidential administration.

The S&P 500 hit its 2008 low on November 20 and rallied into the New Year with a 20% rise off the bottom, but still closed the year 37% lower than it opened. All in all, it was one of the most tumultuous years ever for the U.S. financial system and markets and the result was widespread fear among investors and considerable uncertainty about the direction of the U.S. economy.

Outlook

As we enter 2009, the U.S. economy, and most of the world, is mired in a severe recession. It is increasingly difficult to find reason for optimism in upcoming economic data. U.S. consumer confidence has fallen to generational lows. Manufacturers are paring back production and employment in anticipation of a prolonged recession. Unemployment rates are rising and likely to rise further. Credit remains tight and is only available to the most worthy of borrowers.

The process of de-leveraging, begun in 2007, will likely continue into 2009 and beyond. The financial sector de-leveraging, while well-advanced, has more room to run. Private sector corporate de-leveraging will likely be a less troublesome issue, as non-financial corporate balance sheets remain in good shape. The process of consumer de-leveraging, we fear, is still in its early stages and should only be magnified as the unemployment rate rises and the recession deepens.

Despite this, there are bright spots. The monetary and fiscal stimulus brought to bear so far is staggering and should eventually have its intended effect. Estimates of U.S. Government infusions into the banking industry alone are in the $1-$2 trillion range. And the $100 decline in the price of a barrel of crude could put up to $260 billion back in consumers' pockets—a large stimulus in and of itself. After a gloomy first half, we expect the economy to begin to show signs of life in the second half of 2009.

Interview with lead equity manager Jay Sekelsky



Jay
Sekelsky

Can you summarize the performance of the funds in Equity Trust in 2008?

It was a devastating year for equity investors, worse than any period anyone who is actively managing money has seen before. You have to go back to the early years of the Great Depression to find the one year in the history of the S&P 500 that was worse. It was a very tough year for us as managers, since our risk-conscious approach had been successful in protecting our investors in bear markets like we lived through in 2000-2002. This time, there was no shelter from the storm, and although we outperformed our benchmarks and peers, we are not happy to report losses that range from -36.61% for Madison Mosaic Mid-Cap to -19.92% for Balanced.

MADISON MOSAIC INVESTORS

How did the fund perform in 2008?

The Investors Fund ended the year with a loss of -33.40%, which is extremely disappointing in terms of real return, even though we were ahead of our S&P 500 benchmark and our peers. The S&P 500 dropped -37.0% while the Lipper Large-Cap Core Index fell -37.07%. Our advantage over our benchmarks can be traced to relatively strong stock selection and, for the first time in a number of years, we also had sector allocation benefits, as cyclical stocks fell more than the overall market. As always, we stuck to our discipline and didn't chase the hot stocks or sectors of the past few years. We began the year relatively light in Financials, and quite purposefully trimmed the names most exposed to the credit problems, believing that investments in profitable, well-managed and low-debt companies would provide shelter from the credit crisis. As always, we follow valuation opportunities and this led us to be relatively heavily weighted in the Health Care Sector, which was a decided positive, since it was one of the better performing areas of the market.

What significant changes did you make to the portfolio during the year?

Late last year we made several changes with the intent of minimizing our direct exposure to companies involved in the credit cycle and to increase our exposure to more defensive areas, such as Health Care. We had decreased our Financial holdings, from a high of some 26% in June of 2007 to as low as 13% in 2008, the lowest weighting we've had in Financials in some time. These proved to be propitious moves as, by the end of the period, Health Care was a leading sector, while the worst proved to be the Financial Sector.

Turnover in 2008 was a bit higher than our target, which is typical of periods with high volatility. When we have a period in which fear dominates the market, we expect to find opportunities, as the best companies are driven down along with the rest. We were quite active in seeking to own these companies at valuations that have not been available to us for years. This is part of the opportunistic strategy that is a key to our process—buying high-quality stocks that might be temporarily out of favor.

What factors were the strongest contributors to fund performance?

On an individual basis, some of the strongest contributors came from areas of the market where you wouldn't necessarily expect it. The holding with the greatest positive contribution was Wells Fargo, in the midst of a Financial Sector that had a return of -57.0% for the year. Wells Fargo had a return of 1.88% for the year, as the company's strong balance sheet and conservative lending practices made it one of the stronger banks in the country which, in turn, powered its acquisition of struggling Wachovia Bank at what appeared to be an attractive valuation. Another strong performer in financials was Warren Buffett's Berkshire Hathaway. In the end, we had strong relative results across the Financial Sector, even though the average return of our holdings reflected the downward march of stocks over the year. We also had relatively good performance from Comcast, which acts more like a defensive Consumer Staples company despite being classified as a Consumer Discretionary company. In the fourth quarter, when the market was hitting the lowest level of the year, we made some opportunistic purchases, such as Jacobs Engineering Group, which provided a lift as the market rallied in December. Anytime there is a major market loss, cash holdings are a plus, and this was true for us during 2008.

What factors were the largest constraints on performance?

The top performing sector in 2008 was Consumer Staples, an area which is typically less sensitive to economic fluctuations. The S&P 500 Consumer Staples Sector was down about half the overall

FUND-AT-A-GLANCE

Objective: Madison Mosaic Investors seeks long-term capital appreciation through investments in large growth companies.

Net Assets: $28.0 million

Date of Inception: November 1, 1978

Ticker: MINVX

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2008 FOR MADISON MOSAIC INVESTORS

	% of net assets
Cisco Systems, Inc.	4.55%
Microsoft Corp.	4.33%
Berkshire Hathaway Inc.-CL B	4.20%
Google Inc.-CL A	3.98%
Walgreen Co.	3.78%
Novartis AG - ADR	3.66%
Coca-Cola Co	3.54%
Charles River Laboratories, Inc.	3.40%
Comcast Corp.-Special-CL A	3.25%
Quest Diagnostics Inc.	3.21%

ALLOCATION AS OF DECEMBER 31, 2008 FOR MADISON MOSAIC INVESTORS



ENERGY 4.0%
CASH & OTHER 1.7%
CONSUMER STAPLES 10.0%
INSURANCE 10.4%
CONSUMER DISCRETIONARY 10.0%
FINANCIAL SERVICES 8.7%
INDUSTRIAL 11.1%
TECHNOLOGY 17.9%
HEALTH CARE 22.9%
MEDIA & ENTERTAINMENT 3.3%

market's loss, and our underweighting in this sector was a negative. Within this sector, one of our top holdings, Walgreen Company, fell considerably more than the overall sector, with a loss of -34.4% for the year.

In terms of individual holdings, the largest contributor to our losses in 2008 was Charles Rivers Laboratories, a company we like and actually added to late in the year. We also had disappointing returns from UnitedHealth Group, which we sold mid-way through the year.

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC INVESTORS


$15,000
$12,500
$10,000
$7,500
$5,000
Investors Fund
S&P 500
Lipper Large Cap Core
$9,669
$8,252
$8,700
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Average Annual Total Return		
1-Year	5-Year	10-Year
-33.40%	-3.44%	-0.33%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares and assumes all dividends have been reinvested.

The S&P 500 Index is a widely recognized, unmanaged index of 500 of the largest companies in the United States as measured by market capitalization and does not reflect any investment management fees or transaction expenses, nor the effects of taxes, fees or other charges. The Lipper data represents peer group data within the fund's investment discipline.

MADISON MOSAIC BALANCED

How did the Balanced Fund perform for the year?

The Balanced Fund fell -19.92% for the year, with positive results from our bond holdings providing some defense against the deep losses in stocks. As with our Investors Fund, we outperformed the overall market on the stock side, thanks to strong stock selection and some sector advantages as energy and other cyclicals reversed their market-leading ways of the past few years. The Lipper Mixed Asset Allocation Growth Index showed a -29.06% return for the year, a result which suggests that other members of this index may have had greater weightings in the most troubled financial stocks or foreign stocks in a year in which most international markets underperformed the domestic market. Our superior bond results in 2008 were also a plus, as many bond managers showed net losses for the year.

What significant changes did you make to the portfolio during the year?

The stock holdings of Balanced mirror the holdings of Mosaic Investors, as discussed above. These holdings continue to focus on solid, well-established domestic companies that have proven their earning ability through difficult times. One of the factors in our management of Balanced is the mix of stocks and bonds, with 70% being the highest allowable percentage of stocks. We began the period holding 60.7% stocks and finished the period with 60.0% in stocks, as we actively added equity exposure over the latter part of the period to maintain our targeted allocation. On the bond side, we increased the percentage of corporate

FUND-AT-A-GLANCE

Objective: Madison Mosaic Balanced seeks to provide substantial current dividend income while providing opportunity for capital appreciation by investing in a combination of mid-to-large companies and government agency and investment grade corporate bonds.

Net Assets: $10.1 million

Date of Inception: December 18, 1986

Ticker: BHBFX

Management's Discussion of Fund Performance (continued)

bonds, where we began to see exceptional value as the year progressed, and decreased the weighting in Treasury bonds, based on our assessment of relative values. This yield advantage was a boost to our bond portfolio's performance, even though a flight to quality in the second half of 2008 favored government issuance. We ended the year with the duration of the bonds at 3.44 years, close to the 3.31 years at the period's start.

How did the stock holdings in Balanced contribute to overall performance?

The performance of the stock holdings in Balanced were deeply negative for the year, although we achieved better results than the market in general. The holdings mirror the stocks held in Mosaic Investors, discussed at some length above.

How did the bond holdings in Balanced contribute to overall performance?

Bond management produced widely divergent results in 2008, with a number of funds showing double-digit losses. We were near the top of the class with our bond returns, as we benefited from Treasury exposure early in the year, our traditional avoidance of high-risk assets such as bonds backed by subprime loans, and our avoidance of bonds issued by any of financial firms which collapsed during the course of the year.

COMMON STOCK ALLOCATION FOR MADISON MOSAIC BALANCED

(% of net assets)



TOP FIVE STOCK AND FIXED INCOME HOLDINGS AS OF DECEMBER 31, 2008 FOR MADISON MOSAIC BALANCED

% of net assets

**Top Five Stock Holdings
(60.0% of net assets in stocks)**

Cisco Systems, Inc.	2.78%
Berkshire Hathaway Inc.-CL B	2.69%
Microsoft Corp.	2.67%
Google Inc.-CL A	2.53%
Walgreen Co.	2.43%

% of net assets

**Top Five Fixed Income Holdings
(33.4% of net assets in fixed income)**

US Treasury Note, 5.125%, 6/30/11	3.28%
Fannie Mae, 6.625%, 11/15/10	2.17%
Fed Home Loan Bank, 4.375%, 9/17/10	2.08%
Fed Home Loan Bank, 5.5%, 8/13/14	1.71%
Freddie Mac, 4.875%, 11/15/13	1.65%

PORTFOLIO INVESTMENT BLEND FOR MADISON MOSAIC BALANCED

(% of net assets)



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC BALANCED


$20,000
$15,000
$10,000
$5,000
Balanced Fund
Value Line Geometric Index
Lipper Mixed Asset Allocation Growth
$11,916
$11,752
$5,168
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Average Annual Total Return		
1-Year	5-Year	10-Year
-19.92%	-0.60%	1.63%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares and assumes all dividends have been reinvested.

The Value Line Geometric Index is an equally weighted and geometrically averaged index based on the price changes of the 1,650 stocks in the Index. The Lipper data represents peer group data within the fund's investment discipline.

MADISON MOSAIC DISCIPLINED EQUITY

How would you characterize the performance of the Disciplined Equity Fund for the period?

Against our benchmark S&P 500 return of -37.0, Disciplined Equity had a decline of -34.2%. This was also ahead of our Lipper peer group, as the Lipper Large Cap Core Index declined -37.1%. With our portfolio currently allocated across S&P 500 sectors, the positive results against the S&P 500 and the Lipper Index were largely a function of our stock selection, as we were able to concentrate the fund in stocks which showed relative strength above their broader sector.

What significant changes did you make to the portfolio during the year?

As in the past, our equity positions are concentrated in large-cap companies which retain a leadership position in their industries and have shown the ability to produce predictable earnings over time.

Although the management team's objective is to maintain relative sector neutrality against the S&P 500, we are dedicated to actively managing a select group of stocks within each of these sectors. At the beginning of the period the portfolio had 54 holdings and at the end of the period it held 59. Our goal is to own the highest quality companies we can in each sector of the market, a judgment made on an array of business metrics that boil down to a combination of attractive valuation and the ability to produce consistent, predictable earnings going forward. In many cases, this means selling a stock and replacing it with another we feel has greater potential. This is what we did in the Financial Sector as we sold companies that were linked closely to the unfolding credit crisis, including Capital One and Citigroup, and added investment manager Franklin Resources and increased our exposure to Berkshire Hathaway. The broad market decline also allowed us to purchase some highly admired firms at valuations that have not been available to us in the past few years, including Brown–Forman Corporation and Jacobs Engineering.

What factors had the largest impact on this period's performance?

The two S&P 500 sectors which held up better than the overall market were Consumer Staples and Health Care. We found some protection from the major market losses in these, although we had slight

FUND-AT-A-GLANCE

Objective: Madison Mosaic Disciplined Equity seeks long-term growth with diversification among all equity market sectors.

Net Assets: $3.1 million

Date of Inception: December 31, 1997

Ticker: MADEX

Management's Discussion of Fund Performance (continued)

underperformances in both. We made up most of our ground against the index in our Materials, Industrials, Technology and most of all, Financial stocks. As always in a market decline, cash is a positive, and we also benefited there.

In terms of individual stocks, our best relative performance came from Berkshire Hathaway, Wells Fargo and our fourth-quarter purchase of Jacobs Engineering. We took profits in the first quarter on Yahoo!, which proved to be well-timed, as the stock fell from its February highs to end the year down -47.5% from its opening price.

What factors were constraints on performance?

Every sector of the S&P 500 has double-digit losses in 2008, ranging from Consumer Staples -17.6% to Financial's -56.9%. Since Disciplined Equity has, by design, an exposure to all sectors, its performance was relatively parallel to the overall market's sector performance. We did have variances of less than 1% from the index in a number of sectors, and the ones that trailed the market were Health Care, Energy, Consumer Staples, Telecommunication Services and Utilities. The stocks that hurt performance most were Transocean Ltd., United Healthcare (which we sold in July), and Constellation Energy (bought and sold within the year).

ALLOCATION AS OF DECEMBER 31, 2008 FOR MADISON MOSAIC DISCIPLINED EQUITY

(% of net assets)


MATERIALS 3.1%
MEDIA & ENTERTAINMENT 1.7%
TELECOMMUNICATIONS 3.3%
UTILITIES 3.4%
CASH & OTHER 4.2%
TECHNOLOGY 14.3%
CONSUMER DISCRETIONARY 7.4%
INSURANCE 4.9%
CONSUMER STAPLES 10.3%
INDUSTRIAL 11.4%
ENERGY 12.7%
HEALTH CARE 14.7%
FINANCIAL SERVICES 8.6%

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2008 FOR MADISON MOSAIC DISCIPLINED EQUITY

	% of net assets
Cisco Systems, Inc	4.06%
Microsoft Corp	3.77%
Novartis AG - ADR	3.04%
ConocoPhillips Inc.	2.40%
Google Inc.-CL A	2.34%
Apache Corp.	2.31%
Procter & Gamble	2.21%
Charles River Laboratories, Inc.	2.20%
Berkshire Hathaway Inc.-CL B	2.20%
Jacobs Engineering Group	2.18%

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC DISCIPLINED EQUITY


Disciplined Equity Fund
S&P 500
Lipper Flexible
Lipper Large Cap Core
$8,700
$9,856
$10,690
$8,252
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Average Annual Total Return		
1-Year	5-Year	10-Year
-34.20%	-2.64%	-0.15%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares and assumes all dividends have been reinvested.

The S&P 500 Index is a widely recognized, unmanaged index of 500 of the largest companies in the United States as measured by market capitalization and does not reflect any investment management fees or transaction expenses, nor the effects of taxes, fees or other charges. The Lipper data represents peer group data within the fund's investment discipline.

MADISON MOSAIC MID-CAP



*Rich
Eisinger*

An interview with Rich Eisinger,
co-manager of Madison Mosaic Mid-Cap.

How would you characterize the performance of Madison Mosaic Mid-Cap in 2008?

This was the most challenging period we've faced since we began managing the fund in its current mid-cap strategy back in 1997. While the bear market of 2000-2002 was just as precipitous for Technology stocks, we actually had positive performance through that rough market due to our avoidance of speculative holdings. As a result, 2008 was something of a shock as there was virtually nowhere to hide. In terms of absolute returns, we all feel great disappointment, a feeling that is scarcely improved by knowing that we did better than our index and peers.

The fund dropped -36.61% for the year, while our benchmark, the Russell Midcap Index® fell -41.46%, the worse single year since the Index's inception. The Lipper Mid-Cap Core Index fell -38.53% for the year, outperforming both the Growth and Value mid-cap indices.

What significant changes did you make to the portfolio during the year?

Our latest turnover calculation shows more active trading than is typical, which is indicative of the tremendous market volatility. Sector weightings have not shifted that much, but we've been using this massive sell off to purchase some of the highest quality businesses we know. Some of these are companies we've admired for a long time, but just never had a chance to purchase due to valuation constraints. We are attracted to companies with

FUND-AT-A-GLANCE

Objective: Madison Mosaic Mid-Cap seeks long-term capital appreciation through the investment in mid-sized growth companies.

Net Assets: $89.0 million

Date of Inception: July 21, 1983

Ticker: GTSGX

strong balance sheets and excellent management teams, which we think provide a competitive advantage in the tough economic environment we've entered. One example is Yum! Brands, which owns the KFC, Taco Bell and Pizza Hut brands. In addition to the inherent value in these popular name brands, Yum! has the additional attraction of bringing in close to a third of its operating revenue from China, providing unique exposure to the long-term growth of the Chinese economy. Ecolab, which sells cleaning and sanitizing products to the health care, food and hospitality industries, is another company with a tremendous track record, high returns-on-equity, and a very solid balance sheet.

What factors were the strongest contributors to fund performance?

Relative to the market our Industrial stocks did very well. We owned less cyclical, more predictable "free cash flow" type Industrials, like Waste Management, Expeditors International and Iron Mountain. In the Financial Sector, we benefited from having very little credit exposure, while our insurance holdings such as Odyssey Re, Markel and Brown & Brown were all relatively strong in a period in which the overall Financial Sector was losing more than half its value. In terms of sector weighting, our lack of exposure to Energy was a plus after several years of the opposite.

In terms of other individual holdings we had relatively strong performance from Martin Marietta and a couple of our Consumer Staples holdings: Brown-Forman Corporation and Clorox Company.

What factors were the largest constraints on performance?

We had a particularly rocky time with our Consumer Discretionary names, as the economic

Management's Discussion of Fund Performance (concluded)

downturn began to show a major drop in consumer sentiment and overall spending. Particularly hard-hit were gaming stocks. We exited two positions over the course of the year at a loss: International Gaming Technology and Wynn Resorts. Although we were less exposed to Energy than the index, we owned ATP Oil & Gas Company at the beginning of the year and exited at a loss in April when the stock was trading around $28 as our concern grew over ATP's leveraged balance sheet. Oil prices continued to fall through the end of the year and the stock finished the year trading at less than six dollars a share, so this was a case where our sell discipline helped save us from additional losses.

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2008 FOR MADISON MOSAIC MID-CAP

	% of net assets
Markel Corp.	4.88%
Odyssey Re Holdings Corp.	3.94%
Iron Mountain	3.63%
Brown-Forman Corp.-CL B	3.44%
Mohawk Industries Inc.	3.43%
Fiserv Inc.	3.28%
Brown & Brown, Inc.	3.20%
Dun & Bradstreet Corp.	3.08%
Waste Management, Inc.	3.07%
Covanta Holding Corp.	2.96%

ALLOCATION AS OF DECEMBER 31, 2008 FOR MADISON MOSAIC MID-CAP

(% of net assets)



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MADISON MOSAIC MID-CAP



Average Annual Total Return		
1-Year	5-Year	10-Year
-36.61%	-0.86%	4.84%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares and assumes all dividends have been reinvested.

The Russell Midcap Index measures the performance of the mid-cap segment of the U.S. equity universe. The Russell Midcap Index is a subset of the Russell 1000® Index. It includes approximately 800 of the smallest securities based on a combination of their market cap and current index membership. The S&P 500 Index is a widely recognized, unmanaged index of 500 of the largest companies in the United States as measured by market capitalization. Neither index reflects any investment management fees or transaction expenses, nor the effects of taxes, fees or other charges. The Lipper data represents peer group data within the fund's investment discipline.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Madison Mosaic Equity Trust

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments of the Madison Mosaic Equity Trust (the "Trust"), including the Investors Fund, Balanced Fund, Mid-Cap Fund, and Disciplined Equity Fund (collectively, the "Funds"), as of December 31, 2008 and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008 by correspondence with the Funds' custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Trust as of December 31, 2008, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended and financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 20, 2009

Investors Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
98.3% of net assets		
CONSUMER DISCRETIONARY: 10.0%		
Best Buy Co., Inc.	25,380	$ 713,432
Mohawk Industries Inc.	16,835	723,400
Staples Inc.	35,479	635,784
Target Corp.	21,095	728,410
CONSUMER STAPLES: 10.0%		
Coca-Cola Co.	21,908	991,775
Diageo PLC – ADR	13,250	751,805
Walgreen Co.	42,907	1,058,516
ENERGY: 4.0%		
Apache Corp.	5,595	416,995
Schlumberger Ltd.	16,645	704,583
FINANCIAL SERVICES: 8.7%		
American Express Co.	25,055	464,770
Franklin Resources	8,795	560,945
State Street Corp.	16,900	664,677
Wells Fargo & Co.	25,298	745,785
HEALTH CARE: 22.9%		
Charles River Laboratories, Inc.*	36,403	953,759
Covance Inc.*	14,170	652,245
Johnson & Johnson	9,869	590,462
Medtronic Inc.	24,289	763,160
Millipore Corp.*	13,038	671,718
Novartis AG – ADR	20,618	1,025,952
Quest Diagnostics Inc.	17,320	899,081
Zimmer Holdings Inc.*	21,041	850,477
INDUSTRIAL: 11.1%		
3M Company	14,076	809,933
ABB Ltd – ADR	51,270	769,563
General Electric Co.	45,517	737,375
Jacobs Engineering Group Inc.*	16,365	787,157

	NUMBER OF SHARES	VALUE
INSURANCE: 10.4%		
Aflac Inc.	19,041	$ 872,840
Berkshire Hathaway Inc.- Class B*	366	1,176,324
Markel Corp.	2,946	880,854
MEDIA & ENTERTAINMENT: 3.3%		
Comcast Corp. - Special Class A*	16,835	911,668
TECHNOLOGY: 17.9%		
Cisco Systems, Inc.*	78,184	1,274,399
EMC Corp.	54,470	570,301
Fiserv Inc.*	23,471	853,640
Google Inc.- Class A*	3,622	1,114,308
Microsoft Corp.	62,369	1,212,453
TOTAL COMMON STOCKS (Cost $37,515,100)		$27,538,546
REPURCHASE AGREEMENT:		
1.6% of net assets With U.S. Bank National Association issued 12/31/08 at 0.01%, due 1/2/09, collateralized by $462,825 in Freddie Mac MBS #E99430 due 9/1/18. Proceeds at maturity are $453,727. (Cost $453,726)		453,726
TOTAL INVESTMENTS: 99.9% of net assets (Cost $37,968,826)		$27,992,272
CASH AND RECEIVABLES LESS LIABILITIES: 0.1% of net assets		38,112
NET ASSETS: 100%		$28,030,384

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Balanced Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
60.0% of net assets		
CONSUMER DISCRETIONARY: 6.2%		
Best Buy Co., Inc.	5,755	$ 161,773
Mohawk Industries Inc.	3,635	156,196
Staples Inc.	8,445	151,334
Target Corp.	4,545	156,939
CONSUMER STAPLES: 6.2%		
Coca-Cola Co.	4,775	216,164
Diageo PLC-ADR	2,925	165,964
Walgreen Co.	9,980	246,207
ENERGY: 2.5%		
Apache Corp.	1,210	90,181
Schlumberger Ltd.	3,960	167,627
FINANCIAL SERVICES: 5.0%		
American Express Co.	5,325	98,779
Franklin Resources	1,820	116,080
State Street Corp.	3,395	133,525
Wells Fargo & Co.	5,400	159,192
HEALTH CARE: 13.8%		
Charles River Laboratories, Inc.*	7,800	204,360
Covance inc.*	3,065	141,082
Johnson & Johnson	2,070	123,848
Medtronic Inc.	5,435	170,768
Millipore Corp.*	3,020	155,590
Novartis AG – ADR	4,585	228,150
Quest Diagnostics Inc.	3,710	192,586
Zimmer Holdings Inc.*	4,601	185,972
INDUSTRIAL: 6.8%		
3M Company	3,240	186,430
ABB Ltd - ADR	10,925	163,984
General Electric Co.	10,127	164,057
Jacobs Engineering Group Inc.*	3,540	170,274
INSURANCE: 6.5%		
Aflac Inc.	4,095	187,715
Berkshire Hathaway Inc.- Class B*	85	273,190
Markel Corp.	654	195,546

	NUMBER OF SHARES	VALUE
MEDIA & ENTERTAINMENT: 2.1%		
Comcast Corp. - Special Class A*	13,137	$ 212,163
TECHNOLOGY: 10.9%		
Cisco Systems, Inc.*	17,315	282,234
EMC Corp.	11,095	116,165
Fiserv Inc.*	5,005	182,032
Google Inc. - Class A*	835	256,888
Microsoft Corp.	13,950	271,188
TOTAL COMMON STOCKS (Cost $7,778,233)		$ 6,084,183

	PRINCIPAL AMOUNT	VALUE
DEBT INSTRUMENTS:		
33.4% of net assets		
CORPORATE OBLIGATIONS: 20.2%		
BANKS: 1.2%		
Wachovia Corp., 5.25%, 8/1/14	$125,000	$ 116,577
COMPUTERS & PERIPHERAL: 1.0%		
Hewlett-Packard Co., 4.5%, 3/1/13	100,000	101,604
CONSUMER GOODS: 2.6%		
Costco Wholesale Corp., 5.3%, 3/15/12	100,000	104,442
Wal-Mart Stores, Inc., 4.75%, 8/15/10	150,000	155,804
CONSUMER STAPLES: 2.0%		
Kraft Foods, Inc., 5.625%, 11/1/11	100,000	102,245
Sysco Corp. 5.25%, 2/12/18	100,000	101,540
ENERGY: 1.5%		
Valero Energy Corp., 6.875%, 4/15/12	150,000	150,954
FINANCIALS: 2.9%		
American Express, 4.875%, 7/15/13	150,000	139,376
International Lease Finance, 4.875%, 9/1/10	200,000	156,834

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

	PRINCIPAL AMOUNT	VALUE
HEALTH CARE: 2.9%		
Abbot Laboratories, 5.6%, 11/30/17	$125,000	$ 135,511
UnitedHealth Group, 5%, 8/15/14	175,000	161,168
INDUSTRIAL: 1.1%		
United Parcel, 5.5%, 1/15/18	100,000	107,004
TECHNOLOGY: 2.0%		
Cisco Systems, Inc., 5.25%, 2/22/11	100,000	103,865
Oracle Corp., 4.95%, 4/15/13	100,000	103,197
TELECOMMUNICATIONS: 3.0%		
AT & T Broadband, 8.375%, 3/15/13	150,000	155,315
Verizon New England, 6.5%, 9/15/11	150,000	148,992
US TREASURY & AGENCY OBLIGATIONS: 13.2%		
Fannie Mae, 6.625%, 11/15/10	200,000	220,391
Fannie Mae, 4.875%, 5/18/12	150,000	163,474
Federal Home Loan Bank, 4.375% 9/17/10	200,000	211,293
Federal Home Loan Bank, 5.5% 8/13/14	150,000	173,164
Freddie Mac, 4.875%, 11/15/13	150,000	167,543

	PRINCIPAL AMOUNT	VALUE
US Treasury Note, 5.125%, 6/30/11	$300,000	$ 332,133
US Treasury Note, 3.875%, 5/15/18	60,000	68,438
TOTAL DEBT INSTRUMENTS (Cost $3,327,455)		$ 3,380,864
REPURCHASE AGREEMENT: 9.1% of net assets		
With U.S. Bank National Association issued 12/31/08 at 0.01%, due 1/2/09, collateralized by $946,313 in Freddie Mac MBS #E99430 due 9/1/18. Proceeds at maturity are $927,711. (Cost $927,711)		927,711
TOTAL INVESTMENTS: 102.5% of net assets (Cost $12,033,399)		$10,392,758
LIABILITIES LESS CASH AND RECEIVABLES: (2.5%) of net assets		(253,836)
NET ASSETS: 100%		$10,138,922

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Disciplined Equity Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
95.8% of net assets		
CONSUMER DISCRETIONARY: 7.4%		
Best Buy Co., Inc.	1,475	$ 41,462
Brown-Forman Corp. Class B	1,182	60,861
Mohawk Industries Inc.	1,235	53,068
Staples Inc.	2,000	35,840
Target Corp.	1,030	35,566
CONSUMER STAPLES: 10.3%		
Clorox Co.	460	25,558
Coca-Cola Co.	1,345	60,888
Diageo Ltd - ADR	835	47,378
Procter & Gamble	1,100	68,002
Unilever NV	2,260	55,483
Walgreen Co.	2,415	59,578
ENERGY: 12.7%		
Apache Corp.	950	70,804
Chevron Corp.	390	28,848
ConocoPhillips Inc.	1,425	73,815
Exxon Mobil Corp.	375	29,936
Schlumberger Ltd.	1,455	61,590
Transocean Ltd.	800	37,800
Unit Corp.	1,000	26,720
XTO Energy Inc.	1,685	59,430
FINANCIAL SERVICES: 8.6%		
American Express Co.	1,925	35,709
Brookfield Asset Management Inc.	1,500	22,905
Franklin Resources	700	44,646
Goldmans Sachs Group Inc.	400	33,756
Marshall & Isley Corp.	2,745	37,442
State Street Corp.	1,150	45,229
Wells Fargo & Co.	1,565	46,136

	NUMBER OF SHARES	VALUE
HEALTH CARE: 14.7%		
Charles River Laboratories, Inc.*	2,580	$ 67,596
Covance Inc.*	745	34,292
Johnson & Johnson	700	41,881
Medtronic, Inc.	1,655	52,000
Millipore Corp.*	955	49,202
Novartis AG - ADR	1,875	93,300
Quest Diagnostics Inc.	1,040	53,986
Zimmer Holdings Inc.*	1,457	58,892
INDUSTRIAL: 11.4%		
3M Company	960	55,238
ABB Ltd - ADR	3,680	55,237
Autoliv Inc.	1,270	27,254
Expeditors International of WA Inc.	1,465	48,741
General Electric Co.	3,580	57,996
Jacobs Engineering Group Inc.*	1,395	67,100
United Technologies	720	38,592
INSURANCE: 4.9%		
Aflac Inc.	665	30,484
Berkshire Hathaway Inc.- Class B*	21	67,494
Markel Corp.*	172	51,428
MATERIALS: 3.1%		
Ball Corp.	885	36,807
Praxair Inc.	510	30,274
Valspar Corp.	1,625	29,396
MEDIA & ENTERTAINMENT: 1.7%		
Comcast Corp. - Special Class A*	3,232	52,197
TECHNOLOGY: 14.3%		
Adobe Systems Inc.*	1,270	27,038
Apple Computer Inc.*	305	26,032
Cisco Systems, Inc.*	7,650	124,695
EMC Corp.	4,095	42,875
Fiserv Inc.*	875	31,824
Google Inc. - Class A*	234	71,990
Microsoft Corp.	5,950	115,668

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

	NUMBER OF SHARES	VALUE
TELECOMMUNICATIONS: 3.3%		
America Movil-ADR	1,280	$ 39,667
China Mobile Ltd.-ADR	575	29,239
Vodafone Group-ADR	1,535	31,375
UTILITIES: 3.4%		
Entergy Corp.	660	54,866
FPL Group Inc.	965	48,568
TOTAL COMMON STOCKS		
(Cost $3,832,942)		$2,941,674
REPURCHASE AGREEMENT:		
4.2% of net assets		
With U.S. Bank National Association issued 12/31/08 at 0.01%, due 1/2/09, collateralized by $131,869 in Freddie Mac MBS #E99430 due 9/1/18. Proceeds at maturity are $129,277. (Cost $129,277)		129,277
TOTAL INVESTMENTS:		
100.0% of net assets		
(Cost $3,962,219)		$3,070,951
CASH AND RECEIVABLES LESS		
LIABILITIES: 0.0% of net assets		733
NET ASSETS: 100%		$3,071,684

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Mid-Cap Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
94.0% of net assets		
CONSUMER DISCRETIONARY: 16.4%		
Bed Bath & Beyond Inc.*	58,890	$ 1,496,984
Brown-Forman Corp. - Class B	59,393	3,058,146
CarMax Inc.*	122,089	962,061
Mohawk Industries Inc.*	70,925	3,047,647
Starbucks Corp.*	218,070	2,062,942
Tiffany & Company	71,258	1,683,826
YUM! Brands Inc.	71,390	2,248,785
CONSUMER STAPLES: 2.8%		
Clorox Co.	44,289	2,460,697
ENERGY: 3.6%		
Noble Corp.	59,405	1,310,474
Unit Corp.*	70,815	1,892,177
FINANCIAL SERVICES: 8.2%		
Brookfield Asset Management Inc.	169,886	2,594,159
Leucadia National Corp.	117,635	2,329,173
SEI Investments Co.	151,154	2,374,629
Synovous Financial Corp.		
HEALTH CARE: 12.0%		
Charles River Laboratories, Inc.*	79,791	2,090,524
Laboratory Corp of America Holdings*	39,654	2,554,114
Millipore Corp.*	37,380	1,925,818
Techne Corp.*	30,109	1,942,633
Zimmer Holdings Inc.	54,855	2,217,239
INDUSTRIAL: 19.1%		
Copart, Inc.*	83,835	2,279,474
Dun & Bradstreet Corp.	35,545	2,744,074
Expeditors Int'l of Washington Inc.	74,700	2,485,269
Iron Mountain*	130,557	3,228,675
Jacobs Engineering Group Inc.*	42,415	2,040,161
Kaydon Corp.	43,570	1,496,630
Waste Management, Inc.	82,515	2,734,547

	NUMBER OF SHARES	VALUE
INSURANCE: 12.0%		
Brown & Brown, Inc.	136,242	$ 2,847,458
Markel Corp.*	14,507	4,337,593
Odyssey Re Holdings Corp.	67,620	3,503,392
MATERIALS: 6.6%		
Ecolab Inc.	42,335	1,488,075
IDEX Corp.	85,484	2,064,439
Martin Marietta Materials	23,721	2,302,835
MEDIA & ENTERTAINMENT: 2.4%		
Liberty Global Inc. - Series C*	138,585	2,103,720
TECHNOLOGY: 7.9%		
Fiserv Inc.*	80,181	2,916,183
Total System Services Inc.	122,932	1,721,048
Zebra Technologies Corp. - Class A*	120,048	2,432,172
UTILITIES: 3.0%		
Covanta Holding Corp.*	119,834	2,631,555
TOTAL COMMON STOCKS (Cost $103,636,402)		$83,609,328

REPURCHASE AGREEMENT:
3.5% of net assets
 With U.S. Bank National Association issued 12/31/08 at 0.01%, due 1/2/09, collateralized by $3,208,528 in Freddie Mac MBS #E99430 due 9/1/18. Proceeds at maturity are $3,145,458. (Cost $3,145,456) 3,145,456

TOTAL INVESTMENTS:
97.5% of net assets
(Cost $106,781,858) $86,754,784

CASH AND RECEIVABLES LESS LIABILITIES: 2.5% of net assets 2,209,120

NET ASSETS: 100.00% $88,963,904

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

	Investors Fund	Balanced Fund	Disciplined Equity Fund	Mid-Cap Fund
ASSETS				
Investments, at value (Notes 1 and 2)				
Investment securities	$27,538,546	$9,465,047	$2,941,674	$83,609,328
Repurchase agreements	453,726	927,711	129,277	3,145,456
Total investments*	27,992,272	10,392,758	3,070,951	86,754,784
Receivables				
Investment securities sold	183,991	--	--	1,371,209
Dividends and interest	32,404	52,525	4,089	52,819
Capital shares sold	11,125	43	--	1,009,132
Total assets	28,219,792	10,445,326	3,075,040	89,187,944
LIABILITIES				
Payables				
Investment securities purchased	--	256,918	--	--
Dividends	--	38,061	1,133	--
Capital shares redeemed	179,033	7,550	848	211,165
Independent trustee fees	3,875	875	375	3,875
Auditor fees	6,500	3,000	1,000	9,000
Total liabilities	189,408	306,404	3,356	224,040
NET ASSETS	$28,030,384	$10,138,922	$3,071,684	$88,963,904
Net assets consists of:				
Paid in capital	41,812,178	12,155,418	4,302,521	126,146,320
Undistributed net investment income	15,784	--	--	--
Accumulated net realized losses	(3,821,024)	(375,855)	(339,569)	(17,155,342)
Net unrealized depreciation on investments	(9,976,554)	(1,640,641)	(891,268)	(20,027,074)
Net assets	$28,030,384	$10,138,922	$3,071,684	$88,963,904
CAPITAL SHARES OUTSTANDING				
An unlimited number of capital shares, without par value, are authorized. (Note 7)	2,477,405	762,661	348,620	11,601,119
NET ASSET VALUE PER SHARE	$11.31	$13.29	$8.81	$7.67
*INVESTMENT SECURITIES, AT COST	$37,968,826	$12,033,399	$3,962,219	$106,781,858

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended December 31, 2008

	Investors Fund	Balanced Fund	Disciplined Equity Fund	Mid-Cap Fund
INVESTMENT INCOME (Note 1)				
Interest income	$19,523	$224,853	$2,986	$162,738
Dividend income	623,714	111,219	70,962	982,034
Other income	146	--	--	--
Total investment income	643,383	336,072	73,948	1,144,772
EXPENSES (Notes 3 and 5)				
Investment advisory fees	317,846	92,460	29,803	916,308
Other expenses:				
Service agreement fees	97,473	50,545	10,228	586,437
Independent trustee fees	15,500	3,500	1,500	15,500
Auditor fees	14,500	5,750	3,600	23,000
Line of credit interest and fees	280	250	250	250
Other expenses waived	--	--	(3,205)	--
Total other expenses	127,753	60,045	12,373	625,187
Total expenses	445,599	152,505	42,176	1,541,495
NET INVESTMENT INCOME (LOSS)	197,784	183,567	31,772	(396,723)
REALIZED AND UNREALIZED LOSS ON INVESTMENTS				
Net realized loss on investments	(3,690,284)	(374,909)	(339,569)	(17,155,342)
Change in net unrealized depreciation of investments	(12,030,041)	(2,446,122)	(1,252,633)	(37,108,476)
NET LOSS ON INVESTMENTS	(15,720,325)	(2,821,031)	(1,592,202)	(54,263,818)
TOTAL DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(15,522,541)	$(2,637,464)	$(1,560,430)	$(54,660,541)

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

For the period indicated

| | Investors Fund | | Balanced Fund | |
| | Year Ended Dec. 31, | | Year Ended Dec. 31, | |
	2008	2007	2008	2007
INCREASE (DECREASE) IN NET ASSETS				
RESULTING FROM OPERATIONS				
Net investment income	$ 197,784	$ 1,241,405	$ 183,567	$ 220,474
Net realized gain (loss) on investments	(3,690,284)	13,032,510	(374,909)	1,004,513
Net unrealized depreciation on investments	(12,030,041)	(17,737,016)	(2,446,122)	(903,900)
Total increase (decrease) in net assets resulting from operations	(15,522,541)	(3,463,101)	(2,637,464)	321,087
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	(182,000)	(1,241,405)	(183,567)	(220,474)
From net capital gains	(1,977,544)	(11,698,835)	(442,077)	(670,949)
Total distributions	(2,159,544)	(12,940,240)	(625,644)	(891,423)
CAPITAL SHARE TRANSACTIONS (Note 7)	(10,278,608)	(104,467,045)	(397,601)	(1,896,987)
TOTAL DECREASE IN NET ASSETS	(27,960,693)	(120,870,386)	(3,660,709)	(2,467,323)
NET ASSETS				
Beginning of period	$55,991,077	$176,861,463	$13,799,631	$16,266,954
End of period	$28,030,384	$ 55,991,077	$10,138,922	$13,799,631

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (concluded)

	Disciplined Equity Fund		Mid-Cap Fund	
	Year Ended Dec. 31,		Year Ended Dec. 31,	
	2008	2007	2008	2007
INCREASE (DECREASE) IN NET ASSETS				
RESULTING FROM OPERATIONS				
Net investment income (loss)	$31,772	$18,188	$(396,723)	$(269,776)
Net realized gain (loss) on investments	(339,569)	472,074	(17,155,342)	17,415,605
Net unrealized depreciation on investments	(1,252,633)	(103,795)	(37,108,476)	(6,395,270)
Total increase (decrease) in net assets resulting from operations	(1,560,430)	386,467	(54,660,541)	10,750,559
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	(31,772)	(18,188)	--	--
From net capital gains	(55,612)	(439,180)	(5,114,645)	(13,693,126)
Total distributions	(87,384)	(457,368)	(5,114,645)	(13,693,126)
CAPITAL SHARE TRANSACTIONS (Note 7)	220,282	488,661	2,361,460	2,198,400
TOTAL INCREASE (DECREASE) IN NET ASSETS	(1,427,532)	417,760	(57,413,726)	(744,167)
NET ASSETS				
Beginning of period	$4,499,216	$4,081,456	$146,377,630	$147,121,797
End of period	$3,071,684	$4,499,216	$ 88,963,904	$146,377,630

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

INVESTORS FUND

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of year	$18.44	$20.57	$18.81	$20.82	$18.79
Investment operations:					
Net investment income	0.08	0.20	0.09	0.06	0.13
Net realized and unrealized gain (loss) on investments	(6.28)	(0.21)	3.02	(0.62)	2.03
Total from investment operations	(6.20)	(0.01)	3.11	(0.56)	2.16
Less distributions:					
From net investment income	(0.08)	(0.20)	(0.09)	(0.06)	(0.13)
From net capital gains	(0.85)	(1.92)	(1.26)	(1.39)	--
Total distributions	(0.93)	(2.12)	(1.35)	(1.45)	(0.13)
Net asset value, end of year	$11.31	$18.44	$20.57	$18.81	$20.82
Total return (%)	(33.40)	(0.18)	16.55	(2.81)	11.49
Ratios and supplemental data					
Net assets, end of year (in thousands)	$28,030	$55,991	$176,861	$130,339	$164,121
Ratio of expenses to average net assets (%)	1.05	0.94	0.95	0.94	0.88
Ratio of net investment income to average net assets (%)	0.47	0.78	0.55	0.29	0.70
Portfolio turnover (%)	47	51	52	41	40

BALANCED FUND

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of year	$17.62	$18.39	$17.40	$19.51	$18.22
Investment operations:					
Net investment income	0.25	0.28	0.23	0.18	0.20
Net realized and unrealized gain (loss) on investments	(3.72)	0.13	1.84	(0.60)	1.29
Total from investment operations	(3.47)	0.41	2.07	(0.42)	1.49
Less distributions:					
From net investment income	(0.25)	(0.28)	(0.23)	(0.18)	(0.20)
From net capital gains	(0.61)	(0.90)	(0.85)	(1.51)	--
Total distributions	(0.86)	(1.18)	(1.08)	(1.69)	(0.20)
Net asset value, end of year	$13.29	$17.62	$18.39	$17.40	$19.51
Total return (%)	(19.92)	2.24	11.96	(2.16)	8.19
Ratios and supplemental data					
Net assets, end of year (in thousands)	$10,139	$13,800	$16,267	$17,514	$26,398
Ratio of expenses to average net assets (%)	1.24	1.22	1.22	1.21	1.20
Ratio of net investment income to average net assets (%)	1.49	1.47	1.24	0.88	1.06
Portfolio turnover (%)	50	42	35	34	38

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (concluded)

Selected data for a share outstanding for the periods indicated.

DISCIPLINED EQUITY FUND

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of year	$13.78	$14.07	$12.61	$13.38	$12.59
Investment operations:					
Net investment income	0.09	0.06	0.07	0.03	0.07
Net realized and unrealized gain (loss) on investments	(4.80)	1.21	2.05	(0.35)	0.79
Total from investment operations	(4.71)	1.27	2.12	(0.32)	0.86
Less distributions:					
From net investment income	(0.09)	(0.06)	(0.07)	(0.03)	(0.07)
From net capital gains	(0.17)	(1.50)	(0.59)	(0.42)	--
Total distributions	(0.26	(1.56)	(0.66)	(0.45)	(0.07)
Net asset value, end of year	$8.81	$13.78	$14.07	$12.61	$13.38
Total return (%)	(34.20)	9.05	16.83	(2.34)	6.83
Ratios and supplemental data					
Net assets, end of year (in thousands)	$3,072	$4,499	$4,081	$3,608	$4,789
Ratio of expenses to average net assets before fee waiver (%)	1.14	1.26	1.27	1.25	1.25
Ratio of expenses to average net assets after fee waiver (%)	1.06	N/A	N/A	N/A	N/A
Ratio of net investment income to average net assets before fee waiver (%)	0.72	0.41	0.54	0.24	0.54
Ratio of net investment income to average net assets after fee waiver (%)	0.80	N/A	N/A	N/A	N/A
Portfolio turnover (%)	63	70	54	122	39

MID-CAP FUND

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Net asset value, beginning of year	$12.87	$13.04	$11.99	$12.52	$11.06
Investment operations:					
Net investment loss	(0.03)	(0.02)	(0.02)	(0.05)	(0.01)
Net realized and unrealized gain (loss) on investments	(4.71)	1.15	1.98	0.12	2.10
Total from investment operations	(4.74)	1.13	1.96	0.07	2.09
Less distributions from capital gains	(0.46)	(1.30)	(0.91)	(0.60)	(0.63)
Net asset value, end of year	$7.67	$12.87	$13.04	$11.99	$12.52
Total return (%)	(36.61)	8.62	16.32	0.55	18.90
Ratios and supplemental data					
Net assets, end of year (in thousands)	$88,964	$146,378	$147,122	$146,266	$115,809
Ratio of expenses to average net assets (%)	1.26	1.25	1.25	1.25	1.24
Ratio of net investment income to average net assets (%)	(0.33)	(0.18)	(0.18)	(0.37)	(0.09)
Portfolio turnover (%)	76	43	47	46	38

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies. Madison Mosaic Equity Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, investment management company. This report contains information about four separate funds (the "Funds"): the Investors Fund, Balanced Fund, Mid-Cap Fund and Disciplined Equity Fund whose objectives and strategies are described in the Trust's prospectus for the Funds. A fifth Trust portfolio, available to certain institutional investors (as defined in the portfolio's prospectus) presents its financial information in a separate report.

Securities Valuation: Securities traded on a national securities exchange are valued at their closing sale price. Repurchase agreements and other securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which quotations are readily available, are valued at the mean between their closing bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

The Funds adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FAS 157) effective January 1, 2008. In accordance with FAS 157, fair value is defined as the price that the Funds would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. FAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or

liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes.

Various inputs as noted above are used in determining the value of the Funds' investments and other financial instruments. These inputs are summarized in the three broad levels listed below.

- Level 1: Quoted prices in active markets for identical securities

- Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

- Level 3: Significant unobservable inputs (including the Funds' own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Funds' assets as of December 31, 2008:

	Investments in Securities	
Valuation Inputs	Investors Fund	Balanced Fund
Level 1: Quoted prices	$27,538,546	$6,084,183
Level 2: Other significant observable inputs	453,726	4,308,575
Level 3: Significant unobservable inputs	--	--
Total	$27,992,272	$10,392,758

Valuation Inputs	Disciplined Equity Fund	Mid-Cap Fund
Level 1: Quoted prices	$2,941,674	$83,609,328
Level 2: Other significant observable inputs	129,277	3,145,456
Level 3: Significant unobservable inputs	--	--
Total	$3,070,951	$86,754,784

Notes to Financial Statements (continued)

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method. Dividend income is recorded net of applicable withholding taxes on the ex-dividend date. Other income is accrued as earned.

Distribution of Income and Gains: Distributions are recorded on the ex-dividend date. Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders at year-end for the Investors, Mid-Cap and Disciplined Equity Funds. The Trust intends to declare and pay regular dividends quarterly on the Balanced Fund. Capital gain distributions, if any, are declared and paid annually at year-end.

The tax character of distributions paid during 2008 and 2007 were as follows:

	2008	2007
Investors Fund:		
Distributions paid from:		
Ordinary income	$ 182,000	$ 1,241,405
Short-term capital gains	341,483	577,431
Long-term capital gains	1,636,061	11,121,404
Balanced Fund:		
Distributions paid from:		
Ordinary income	$ 183,567	$ 220,474
Short-term capital gains	32,244	109,880
Long-term capital gains	409,833	561,069
Disciplined Equity Fund:		
Distributions paid from:		
Ordinary income	$ 31,772	$ 18,188
Short-term capital gains	--	193,322
Long-term capital gains	55,612	245,858
Mid-Cap Fund:		
Distributions paid from:		
Short-term capital gains	$2,196,654	$2,056,124
Long-term capital gains	2,917,991	11,637,002

The Investors Fund, Balanced Fund, Mid-Cap Fund and Disciplined Equity Fund designate 100%, 58%, 25% and 100%, respectively, of dividends declared from net investment income and short-term capital gains during the fiscal year ended December 31, 2008 as qualified income under the Jobs and Growth Tax Relief Reconciliation Act of 2003.

As of December 31, 2008, the components of distributable earnings on a tax basis were as follows:

Investors Fund:

Undistributed net investment income	$ 15,784
Accumulated net realized losses	(2,506,837)
Net unrealized depreciation on investments	(11,290,741)
	$(13,781,794)

Balanced Fund:

Accumulated net realized losses	$ (235,669)
Net unrealized depreciation on investments	(1,780,827)
	$(2,016,496)

Disciplined Equity Fund:

Accumulated net realized losses	$ (234,547)
Net unrealized depreciation on investments	(996,290)
	$ (1,230,837)

Mid-Cap Fund:

Accumulated net realized losses	$(8,967,149)
Net unrealized depreciation on investments	(28,215,267)
	$(37,182,416)

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Income Tax: No provision is made for federal income taxes since it is the intention of the Trust to comply with the provisions of Subchapter M of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." The implementation of FIN 48 resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the Funds.

Notes to Financial Statements (continued)

As of and during the year ended December 31, 2008, the Funds did not have a liability for any unrecognized tax benefits. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Funds did not incur any interest or penalties.

As of December 31, 2008, capital loss carryovers available to offset future capital gains for federal income tax purposes for the Balanced, Disciplined Equity and Mid-Cap Funds is $235,669. $234,547 and $8,967,149, respectively. These losses expire December 31, 2016. For the Investors Fund, losses of $130,741 and $2,376,096 expire December 31, 2010 and 2016, respectively. A portion of the losses set to expire in 2010 were acquired through its merger with Mosaic Focus Fund on July 1, 2002 and is subject to certain limitations.

Due to inherent differences in the recognition of income, expenses, and realized gains/losses under U.S. generally accepted accounting principles and federal income tax purposes, permanent differences between book and tax basis reporting for the 2008 fiscal year have been identified and appropriately reclassified on the Statement of Assets and Liabilities. In the Mid-Cap Fund, a permanent book and tax difference relating to net investment losses in the amount of $396,723 was reclassified from accumulated undistributed net investment income to paid in surplus.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investments in Repurchase Agreements. When the Funds purchase securities under agreements to resell, the securities are held for safekeeping by the custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount

to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Trust's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Funds, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations. As of December 31, 2008, the Investors Fund had approximately a 6.2% interest, the Balanced Fund approximately a 12.8% interest, the Disciplined Equity Fund approximately a 1.8% interest and the Mid-Cap Fund approximately a 43.3% interest in the consolidated repurchase agreement of $7,263,519 collateralized by $7,409,165 in Freddie Mac Mortgage Backed Security Notes. Proceeds at maturity were $7,263,523.

3. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (collectively "the Advisor"), earns an advisory fee equal to 0.75% per annum of the average net assets of the Balanced, Mid-Cap and Disciplined Equity Funds and the first $100 million in the Investors Fund. The advisory fee paid by the Investors Fund is reduced to 0.60% per annum on assets over $100 million. The fees are accrued daily and are paid monthly.

4. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the year ended December 31, 2008 were as follows:

	Purchases	Sales
Investors Fund:		
U. S. Gov't Securities	--	--
Other	$19,553,514	$31,580,013
Balanced Fund:		
U. S. Gov't Securities	$690,095	$2,524,039
Other	$5,188,768	$4,499,427
Disciplined Equity Fund:		
U. S. Gov't Securities	--	--
Other	$2,671,355	$2,431,291

Notes to Financial Statements (continued)

	Purchases	Sales
Mid-Cap Fund:		
U. S. Gov't Securities	--	--
Other	$86,808,524	$ 89,727,823

5. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets. These fees, presented below for the year ended December 31, 2008, are accrued daily and paid monthly. This percentage was 0.41% for the Balanced Fund and 0.39% for the Disciplined Equity Fund through April 30, 2008. Effective May 1, 2008, this fee was reduced to 0.35% for the Disciplined Equity Fund. Additionally, the Advisor agreed to waive 0.11% of this fee. This waiver may end at any time. The direct expenses paid by the Disciplined Equity Fund and referenced below come out of this fee. For the Investors Fund, this fee was 0.23% on the first $100 million and 0.20% on all assets greater than $100 million. For the Mid-Cap Fund, this fee was 0.48% on the first $150 million and 0.45% on all assets greater than $150 million.

The Funds pay the expenses of the Funds' Independent Trustees directly. For the year ended December 31, 2008, these fees were $15,500, $3,500, $1,500 and $15,500 for the Investors, Balanced, Disciplined Equity and Mid-Cap Funds, respectively.

The Funds also pay the expenses of the Funds' Independent auditors directly. For the year ended December 31, 2008, the amounts expensed for these fees were $14,500, $5,750, $3,600 and $23,000 for the Investors, Balanced, Disciplined Equity and Mid-Cap Funds, respectively.

6. Aggregate Cost and Unrealized Appreciation (Depreciation). The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are as follows as of December 31, 2008:

	Investors Fund	Balanced Fund
Aggregate Cost	$39,283,013	$12,173,585
Gross unrealized appreciation	239,817	231,288
Gross unrealized depreciation	(11,530,558)	(2,012,115)
Net unrealized depreciation	$(11,290,741)	$ (1,780,827)

	Disciplined Equity Fund	Mid-Cap Fund
Aggregate Cost	$4,067,241	$114,970,051
Gross unrealized appreciation	51,379	3,314,769
Gross unrealized depreciation	(1,047,669)	(31,530,036)
Net unrealized depreciation	$ (996,290)	$(28,215,267)

7. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

	Year Ended December 31,	
Investors Fund	**2008**	**2007**
In Dollars		
Shares sold	$ 2,371,218	$ 31,582,221
Shares issued in reinvestment of dividends	2,069,858	12,701,345
Total shares issued	4,441,076	44,283,566
Shares redeemed	(14,719,684)	(152,505,320)
Net decrease	$(10,278,608)	$(108,221,754)
In Shares		
Shares sold	154,758	1,538,636
Shares issued in reinvestment of dividends	190,420	681,403
Total shares issued	345,178	2,220,039
Shares redeemed	(903,981)	(7,783,321)
Net decrease	(558,803)	(5,563,282)

	Year Ended December 31,	
Balanced Fund	**2008**	**2007**
In Dollars		
Shares sold	$ 553,255	$ 555,770
Shares issued in reinvestment of dividends	574,299	824,152
Total shares issued	1,127,554	1,379,922
Shares redeemed	(1,525,155)	(3,276,909)
Net decrease	$ (397,601)	$(1,896,987)
In Shares		
Shares sold	35,053	30,207
Shares issued in reinvestment of dividends	41,331	46,433
Total shares issued	76,384	76,640
Shares redeemed	(96,967)	(177,745)
Net decrease	(20,583)	(101,105)

Notes to Financial Statements (concluded)

Disciplined Equity Fund	Year Ended December 31,	
	2008	2007
In Dollars		
Shares sold	$343,286	$482,409
Shares issued in reinvestment of dividends	86,250	451,618
Total shares issued	429,536	934,027
Shares redeemed	(209,254)	(445,366)
Net increase	$220,282	$488,661
In Shares		
Shares sold	31,179	33,375
Shares issued in reinvestment of dividends	9,790	32,773
Total shares issued	40,969	66,148
Shares redeemed	(18,775)	(29,752)
Net increase	22,194	36,396

Mid-Cap Fund	Year Ended December 31,	
	2008	2007
In Dollars		
Shares sold	$45,558,885	$35,218,979
Shares issued in reinvestment of dividends	4,664,982	13,100,835
Total shares issued	50,223,867	48,319,814
Shares redeemed	(47,862,407)	(48,138,841)
Net increase	$ 2,361,460	$ 180,973
In Shares		
Shares sold	4,387,485	2,563,622
Shares issued in reinvestment of dividends	641,675	1,013,996
Total shares issued	5,029,160	3,577,618
Shares redeemed	(4,805,004)	(3,483,433)
Net increase	224,156	94,185

In addition, for the Investors and Mid-Cap funds for the year ended December 31, 2007, gains associated with a redemption of securities in kind in the amounts of $3,754,709 and $2,017,427, respectively were credited to paid in surplus as a capital adjustment.

8. Line of Credit. The Investors Fund, Balanced Fund, Disciplined Equity Fund and Mid-Cap Fund have lines of credit of $13 million, $4 million, $1 million and $35 million, respectively. Each line is a revolving credit facility with a bank to be used for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 1/2%. Each Fund paid $250 for the year to maintain its line of credit. During the year ended December 31, 2008, the Balanced, Disciplined Equity and Mid-Cap Funds did not borrow on their respective lines of credit. The Investors Fund had total draws during the year of $144,000 with interest paid on those draws of $30. All draws were paid back by the end of the year.

9. Accounting Pronouncements. On March 19, 2008, Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (FAS 161). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements has not yet been determined.

Fund Expenses (unaudited)

Example: As a shareholder of one of the Funds, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including investment advisory fees and other expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in any Fund and to compare these costs with the ongoing costs of investing in other mutual funds. See Notes 3 and 5 above for an explanation of the types of costs charged by the Funds. This Example is based on an investment of $1,000 invested on July 1, 2008 and held for the six-months ended December 31, 2008.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Beginning Account Value	Ending Account Value	Annualized Expense Ratio	Expenses Paid During the Period[2]
Investors Fund	$1,000.00	$755.30	1.05%	$4.83
Balanced Fund	$1,000.00	$860.72	1.24%	$5.87
Disciplined Equity Fund	$1,000.00	$717.47	1.06%*	$4.71
Mid-Cap Fund	$1,000.00	$730.41	1.26%	$5.54

*After fee waiver. See Note 5.

[1]For the six-months ended December 31, 2008.

[2]Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

Hypothetical Example for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not any Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a fund offered by the Trust and other funds. To do so, compare the 5.00% hypothetical example relating to the applicable Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Beginning Account Value	Ending Account Value	Annualized Expense Ratio	Expenses Paid During the Period[2]
Investors Fund	$1,000.00	$1,025.40	1.05%	$5.36
Balanced Fund	$1,000.00	$1,025.40	1.24%	$6.30
Disciplined Equity Fund	$1,000.00	$1,025.40	1.06%*	$5.41
Mid-Cap Fund	$1,000.00	$1,025.40	1.26%	$6.43

*After fee waiver. See Note 5.

[1]For the six-months ended December 31, 2008.

[2]Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

Management Information

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Philip E. Blake 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since May 2001	Retired investor; formerly Vice President - Publishing, Lee Enterprises Inc.	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Madison Newspapers, Inc. of Madison, WI; Trustee of the Madison Claymore Covered Call and Equity Strategy Fund; Nerites Corp.
James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since July 1996	Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI.	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call and Equity Strategy Fund; Park Bank, FSB.
Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1938	Trustee	Indefinite Term since July 1996	Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call and Equity Strategy Fund; Grand Mountain Bank, FSB; Grand Mountain Bancshares, Inc.
Interested Trustee*					
Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 1942	Trustee and Vice President	Indefinite Terms since July 1996	Founder, President and Director of Madison Investment Advisors, Inc.	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	Trustee of the Madison Claymore Covered Call and Equity Strategy Fund; Capitol Bank, FSB; American Riviera Bank.
Officers*					
Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 1960	President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC	President of all 13 Madison Mosaic Funds. Trustee of all Madison Mosaic Funds except Equity Trust; President and Trustee of the Madison Strategic Sector Premium Fund.	None
Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None

Management Information (concluded)

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Christopher Berberet 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 1960	Secretary, General Counsel and Chief Compliance Officer	Indefinite Terms since November 1992	Principal of Mosaic Funds Distributor, LLC; General Counsel and Chief Compliance Officer for the Advisor, Madison Scottsdale, LC and Madison Mosaic, LLC; General Counsel for Concord Asset Management, LLC.	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 1969	Chief Financial Officer	Indefinite Term since August 1999	Vice President of Madison Mosaic, LLC	All 13 Madison Mosaic Funds and the Madison Strategic Sector Premium Fund.	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Madison Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. Additionally, information regarding how the Trust voted proxies related to portfolio securities for the period ended June 30, 2008 is available. These policies and voting information are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI

53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies and voting information may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies and voting information within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Trust files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the Commission's website. The Trust's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. Form N-Q and other information about the Trust are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call Madison Mosaic at

800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Discussion of Contract Renewal (Unaudited)

The Trustees considered a number of factors when the Board most recently approved the advisory contract between the advisor and the four Trust portfolios included in this report in July 2008. Rather than providing you with a list of factors or conclusory statements that explained the Board's decision-making process, the following discussion is designed to describe what you would have seen and heard if you had been at the Trust's Board meeting when it most recently approved the advisory contract:

With regard to *the nature, extent and quality of the services to be provided by the advisor*, the Board reviewed the biographies and tenure of the personnel involved in fund management. They recognized the wide array of investment professionals employed by the firm. The officers of the investment advisor discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with each funds' investment objectives under various market scenarios. The Trustees also noted their familiarity with the advisor due to the advisor's history of providing advisory services to the Madison Mosaic family.

The Board also discussed the quality of services provided by the transfer agent, US Bancorp Fund Services, LLC. The advisor reported that the transfer agent has routinely ranked at or near the top in customer service surveys for third party transfer agents. The Independent Trustees noted that they had just completed a satisfactory on-site review of the transfer agent's facilities and operations, including its main operations in Milwaukee, Wisconsin and its emergency recovery center located in West Allis, Wisconsin.

With regard to *the investment performance of each fund and the investment advisor*, the Board reviewed current performance information. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices. In the course of the Board's discussion with the advisor regarding fund performance, the advisor expressed its belief to the Board that the equity markets should soon see a change in leadership to the types of stocks owned by Madison Mosaic and emphasized investor focus on the longer term. Although past performance does not predict future results, the advisor discussed how Madison Mosaic's Equity portfolios did not change their sector allocation during the technology bubble of 1999 – 2000 and, as a result, Equity Trust shareholders were rewarded in the long-term. Similarly, the advisor did not and does not intend to change its sector allocation to chase short-term energy and materials sector or low-quality stock performance under current market conditions. A comprehensive discussion of fund performance and market conditions followed. In the course of

this discussion, the advisor sought to address the Board's concerns regarding investment return by the Equity Trust portfolios for the more recent periods ended June 30, 2008, including the effect on fund performance as a result of the recent spike in oil prices.

The Board engaged in a comprehensive discussion of fund performance and market conditions. The officers of the advisor also discussed the advisor's methodology for arriving at the peer groups and indices used for performance comparisons. The Board reviewed both short-term and long-term standardized performance, i.e. one, five and ten year (or since inception) average annual total returns for each fund.

With regard to *the costs of the services to be provided and the profits to be realized by the investment advisor and its affiliates* from the relationship with each Mosaic fund, the Board reviewed the expense ratios for each Madison Mosaic fund compared with funds with similar investment objectives and of similar size. The Board reviewed such comparisons based on a variety of peer group comparisons from data extracted from industry databases including comparison to funds with similar investment objectives based on their broad asset category and total asset size, as well as from data provided directly by funds that most resembled each portfolio's asset size and investment objective for the last year. The advisor discussed the objective manner by which Madison Mosaic fees were compared to fees in the industry.

As in past years, the Trustees recognized that each Madison Mosaic fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure (i.e. a single advisory and a single services fee, with only the fixed fees of the Independent Trustees and auditors paid separately). As such, the Board focused its attention on the total expense ratios paid by other funds of similar size and category when considering the individual components of the expense ratios. The Board also recognized that investors are often required to pay distribution fees (loads) over and above the amounts identified in the expense ratio comparison reviewed by the Board, whereas no such fees are paid by Madison Mosaic shareholders.

The Trustees sought to ensure that fees were adequate so that the advisor did not neglect its management responsibilities for the Trusts in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the advisor was not unreasonably high. The Board reviewed materials demonstrating that although the advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreements, such compensation generally does not cover all costs due to the relatively small size of the funds in the Madison Mosaic family. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the advisor from its investment advisory fees earned. For these reasons, the Trustees recognized that examination of total expense ratios compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Trustees recognized that Madison Mosaic Funds are to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the advisor who served as officers of the funds, as well as facility costs (rent), could not be supported by fees received from the funds alone. However, although Madison Mosaic represents only a few hundred million dollars of assets out of the multiple billions of assets managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Madison Mosaic family is profitable to the advisor at the margin because such salaries and fixed costs are proportionately paid from revenue generated by management of the remaining assets. The Trustees reviewed a profitability analysis of the funds and recognized that, as explained above, full salaries of all portfolio managers had not been factored into the analyses. As a result, although the fees paid by each respective Madison Mosaic fund at its present size might not be sufficient to profitably support a "stand-alone" mutual fund complex, the funds are reasonably profitable to the advisor as part of its larger, diversified organization. The Trustees also recognized that Madison Mosaic's reputation benefited the advisor's reputation in attracting separately managed accounts and other investment advisory business. In sum, the Trustees recognized that Madison Mosaic Funds are important to the advisor, are managed with the attention given to other firm clients and are not treated as "loss leaders."

The Board engaged in a general and detailed discussion regarding fees. As part of the Board's review of the costs of services and the profits to be realized by the advisor, the Board considered the reasonableness and propriety of the securities research and so-called "soft dollar" benefits, if any, that the advisor receives in connection with brokerage transactions. The Trustees also recognized that the advisor had materially lowered fees in connection with the Disciplined Equity Fund in order to help make it more competitive with larger funds and was also waiving fees and expenses applicable to this fund for the same reasons.

With regard to *the extent to which economies of scale would be realized as a fund grows*, the Trustees recognized that Madison Mosaic Funds, both individually and as a complex, remain small and that economies of scale would likely be addressed after funds see assets grow significantly beyond their current levels. In light of their size, the Trustees noted that at current asset levels, it was premature to discuss economies of scale for any funds other than the Mid-Cap Fund, which currently has a break-point schedule for assets in excess of $150 million. The Investors Fund's assets were currently below the fund's applicable fee break-point levels but the Trustees recognized that such break-points would apply as that fund acquired assets above $100 million.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the advisor pays all distribution expenses of Madison Mosaic Funds because the funds themselves do not pay distribution fees. Such expenses include FINRA regulatory fees and "bluesky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

Based on all of the material factors explained above, plus a number of other matters that the Trustees are generally required to consider under guidelines developed by the Securities and Exchange Commission, the Trustees concluded that the advisor's contract should be renewed for another year.

The Madison Mosaic Family of Mutual Funds

Equity Trust

Investors Fund
Balanced Fund
Disciplined Equity Fund
Mid-Cap Fund
Small/Mid-Cap Fund
Madison Institutional Equity Option Fund

Income Trust

Government Fund
Core Bond Fund
Institutional Bond Fund
Corporate Income Shares (COINS) Fund

Tax-Free Trust

Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT	**TELEPHONE NUMBERS**
Madison Mosaic Funds®	Shareholder Service
c/o US Bancorp Fund Services, LLC	Toll-free nationwide: 888-670-3600
P.O. Box 701	
Milwaukee, WI 53201-0701	



www.mosaicfunds.com

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-03615